Tricon Residential Announces Receipt of Interim Order for Proposed Take Private by Blackstone Real Estate and Provides Details of Special Meeting
•Visit Tricon’s Investor Relations website at www.triconresidential.com to access materials and information related to the upcoming Special Meeting.
•Company Shareholders who have questions or need assistance with voting their Common Shares should contact Tricon’s proxy solicitation agent and shareholder communications advisor Laurel Hill Advisory Group by telephone at 1-877-452-7184 or by email at assistance@laurelhill.com.

All financial and share price-related information is presented in U.S. dollars unless otherwise indicated.

Toronto, Ontario – February 16, 2024 – Tricon Residential Inc. (NYSE: TCN, TSX: TCN) (“Tricon” or the “Company”) today announced that on February 15, 2024, the Ontario Superior Court of Justice (Commercial List) (the “Court”) granted an interim order (the “Interim Order”) in connection with the previously announced statutory plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) pursuant to which Blackstone Real Estate Partners X (“BREP X”), together with Blackstone Real Estate Income Trust, Inc. (“BREIT”, and together with BREP X and their respective affiliates, “Blackstone”) will acquire all outstanding common shares of Tricon (“Common Shares”) for $11.25 (approximately C$15.18 based on the Bank of Canada USD/CAD exchange rate at February 15, 2024) per Common Share (the “Consideration”) in cash (the “Transaction”). The Interim Order authorizes the calling and holding of a special meeting on March 28, 2024 (the “Special Meeting”) of the holders of Common Shares (the “Company Shareholders”), the granting of dissent rights to registered Company Shareholders, and other matters relating to the conduct of the Special Meeting.

The Consideration of $11.25 per Common Share in cash represents a premium of approximately 30% to the closing price of the Common Shares on the New York Stock Exchange (“NYSE”) as of January 18, 2024, the last trading day prior to the public announcement of the Arrangement, and a premium of approximately 42% to the volume weighted average share price on the NYSE over the 90-day period ended January 18, 2024. BREIT will maintain its approximately 11% ownership stake in the Company post-closing.

On the unanimous recommendation of a special committee of the board of directors of the Company (the “Board”) consisting entirely of independent directors, the Board (excluding the conflicted director), in consultation with its financial and legal advisors, determined that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone) and unanimously recommends that Company Shareholders vote FOR the resolution relating to the Arrangement at the Special Meeting.

Details of the Special Meeting of Company Shareholders

The Interim Order authorizes and orders that the Special Meeting be held on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time) in virtual-only format via live audio webcast, including any adjournments or postponements thereof. Company Shareholders of record as of the close of business on Tuesday, February 13, 2024 are entitled to receive notice of, to participate in, and to vote their Common Shares at the Special Meeting.

The management information circular (the “Circular”) and related proxy materials in respect of the Special Meeting have been filed and are available under Tricon’s profile on SEDAR+ at www.sedarplus.ca, and are in the process of being mailed to Company Shareholders. A Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”), which includes the Circular and related proxy materials, has been filed with the U.S. Securities and Exchange Commission (“SEC”) and is available under Tricon’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Details of the Special Meeting and how Company Shareholders or their duly appointed proxyholders can attend, access, participate in and vote at the Special Meeting are set out in the Circular.

The Transaction is subject to the approval of: (i) at least two-thirds (66 2/3%) of the votes cast by Company Shareholders present or represented by proxy at the Special Meeting, voting as a single class; and (ii) because the proposed Arrangement is a “business combination” subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority (more than 50%) of the votes cast by Company Shareholders present or represented by proxy at the Special Meeting, excluding the votes of Blackstone and other Company Shareholders whose votes are required to be excluded pursuant to MI 61-101.

How to Vote

The Special Meeting will be held on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time) in virtual format via live audio webcast at https://web.lumiconnect.com/#/411155572, Password: tricon2024 (case sensitive) and Meeting ID: 411-155-572.

Registered Company Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Special Meeting online. Guests and non-registered Company Shareholders (being shareholders who hold their common shares through an intermediary) must duly appoint themselves as proxyholder in order to be able to vote or ask questions at the Special Meeting.

Company Shareholders are encouraged to submit their vote in advance by completing a form of proxy accompanying the Circular (in the case of registered Company Shareholders) or voting instruction form provided by their intermediary (in the case of non-registered Company Shareholders).

Company Shareholders must vote their proxy before 10:00 a.m. (Toronto time) on Tuesday, March 26, 2024 (or, if the Special Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Special Meeting).

Completion of the Transaction

In addition to the receipt of the requisite approval of the Company Shareholders at the Special Meeting, the completion of the Transaction is subject to the final approval of the Arrangement by the Court, regulatory approvals under the Competition Act (Canada) and Investment Canada Act, and the satisfaction or waiver of the other customary conditions. Completion of the Transaction is expected to occur in the second quarter of this year.

INVESTORS AND COMPANY SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE CIRCULAR, SCHEDULE 13E-3 (INCLUDING ANY SUPPLEMENTS THERETO) AND OTHER PROXY MATERIALS FILED ON SEDAR+ AND EDGAR, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT TRICON, THE TRANSACTION, THE SPECIAL MEETING AND RELATED MATTERS. In addition to receiving the Circular and related proxy materials by mail, Company Shareholders are also able to obtain these documents, as well as other filings containing information about Tricon, the Transaction, the Special Meeting and related matters, without charge on Tricon’s Investor Relations website at

www.triconresidential.com as well as under Tricon’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Toronto, Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and in Toronto, Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Questions

If you have any questions about the information contained in this news release in connection with the Special Meeting, or require any assistance voting, please contact our proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free within North America) or by calling 1-416-304-0211 (outside of North America) or by email at assistance@laurelhill.com.

For further information, please contact:

Wissam Francis EVP & Chief Financial Officer Email: IR@triconresidential.com	Wojtek Nowak Managing Director, Capital Markets

Tricon Media Contact:

Tara Tucker Senior Vice President, Corporate and Public Affairs Email: mediarelations@triconresidential.com

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Forward -Looking Information

Certain statements contained in this news release may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Forward-looking information in this news release includes, but is not limited to, the following: statements with respect to the holding of the Special Meeting and the timing thereof, statements with respect to the mailing of the Circular and related proxy materials, statements with respect to the anticipated benefits to Company Shareholders, and statements with respect to the expected completion of the Transaction and the timing thereof, and the satisfaction of the conditions to closing of the Transaction.

Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions, including expectations and assumptions concerning receipt of required approvals and the satisfaction of other conditions to the completion of the Transaction. There can be no assurance that the proposed Transaction will be completed, or that it will be completed on the terms and conditions contemplated. Accordingly, although the Company believes that the expectations and assumptions on which the forward-looking information contained in this news release is based are reasonable, undue reliance should not be placed on the forward-looking information because Tricon can give no assurance that it will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the failure to obtain necessary approvals or satisfy (or obtain a waiver of) the conditions to closing the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction; material adverse changes in the business or affairs of Tricon; Tricon’s ability to obtain the necessary Company Shareholder approval (including the “minority approval”) at the Special Meeting; the parties’ ability to obtain requisite Court and regulatory approvals; either party’s failure to consummate the Transaction when required or on the terms as originally negotiated; risks related to the disruption of management time from ongoing business operations due to the Transaction and possible difficulties in maintaining customer, supplier, key personnel and other strategic relationships; potential litigation relating to the Transaction, including the effects of any outcomes related thereto; the possibility of unexpected costs and liabilities related to the Transaction; competitive factors in the industries in which Tricon operates; interest rates, currency exchange rates, prevailing economic conditions; and other factors, many of which are beyond the control of Tricon. Additional factors and risks which may affect Tricon, its business and the achievement of the forward-looking statements contained herein are described in the “Risk Factors” section of the Circular as well as Tricon’s annual information form and Tricon’s management’s and discussion and analysis for the year ended December 31, 2022, and in the other subsequent reports filed on the SEDAR+ profile of Tricon at www.sedarplus.ca and Tricon’s filings with the SEC, including the Schedule 13E-3, which includes the Circular, on www.sec.gov.

The forward-looking information contained in this news release represents Tricon’s expectations as of the date hereof, and is subject to change after such date. Tricon disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.